Exhibit 99.1

Stellantis to Participate in
Goldman Sachs 15th Annual Industrials & Autos Week

AMSTERDAM, December 5, 2023 – Carlos Tavares, Stellantis Chief Executive Officer, and Natalie Knight, Stellantis Chief Financial Officer, will participate in a fireside chat on Wednesday, December 6, 2023 from 10:45 a.m. GMT to 11:20 a.m. GMT at Goldman Sachs 15th Annual Industrials & Autos Week.

Details for listening to this fireside chat are available under the Investors section of the Stellantis corporate website at www.stellantis.com. For those unable to listen the live session, a recorded replay will be accessible on the Company’s corporate website (www.stellantis.com).

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
www.stellantis.com